File No.82-35030

Our Ref: BOC/BSHK(2008)051(CY)

4 August 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of the document, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact the undersigned at (852) 2974 7376 or our Mr. Zhang Handong at (8610) 6659 4567.

Yours faithfully,
For and on behalf of
Bank of China Limited



Yeung Cheung Ying
Company Secretary


PROCESSED
AUG 12 2008
THOMSON REUTERS



Encl.

Annex A

List of Document(s)887886 Furnished

1. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 July 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 16 July 2008 in relation to change of sponsor's representative of the Bank as published in the People's Republic of China (the "PRC").

2. Overseas regulatory announcement dated 16 July 2008 in relation to the publication in the PRC of an announcement on change of sponsor's representative of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Announcement dated 24 July 2008 in relation to resolutions of the Board of Directors of the Bank as published in the PRC.

4. Document dated 24 July 2008 about reinforcing the Corporate Governance of the Bank as published in the PRC.

5. Overseas regulatory announcement dated 24 July 2008 in relation to the publication in the PRC of an announcement on resolutions of the Board of Directors of the Bank and document about reinforcing the Corporate Governance of the Bank, as published on the website of Hong Kong Exchanges and Clearing Limited.

File No. 82-3

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/08/2008	17:27:58	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	05/08/2008	17:27:59	Approved By 審批者	03988P08
Submission No. 呈交編號	EBIS-080805-00002		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Y.W. Pak			
Contact No. 聯絡電話	2846 2703			

For the month ended : 截至月份： 31/07/2008

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

Contact Person 聯絡人: Y.W. Pak

Contact Telephone No. 聯絡電話: 2846 2703

Date submitted 呈交日期: 05/08/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- [✓] Ordinary shares 普通股
- [ ] Preference shares 優先股
- [ ] Equity Warrants 股本權證
- [ ] Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code / (1) 股份代號: 3988   Description / 說明: H shares

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號：

Description : A shares
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）				
Balance at close of the month				

本月底結存	HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(o) Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Total Exercised Money During the Month 月內已行使總金額 HKD

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	( )	HKD				(o) Ordinary (1) 普通股 (1) Ordinary (2)

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

2. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

(o) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

3. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

(o) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price HKD
認購價

(o) Ordinary (1)
普通股 (1)
( ) Ordinary (2)
普通股 (2)
( ) Preference
優先股
( ) Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				⦿ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 : (日／月／年)

- (◉) Ordinary (1) 普通股 (1)
- ( ) Ordinary (2) 普通股 (2)
- ( ) Preference 優先股
- ( ) Other Class 其他類別

2. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 : (日／月／年)

- (◉) Ordinary (1) 普通股 (1)
- ( ) Ordinary (2) 普通股 (2)
- ( ) Preference 優先股
- ( ) Other Class 其他類別

3. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 : (日／月／年)

- (◉) Ordinary (1) 普通股 (1)
- ( ) Ordinary (2) 普通股 (2)
- ( ) Preference 優先股
- ( ) Other Class 其他類別

4. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期 : (日／月／年)

- (◉) Ordinary (1) 普通股 (1)
- ( ) Ordinary (2) 普通股 (2)

○ Preference 優先股
○ Other Class 其他類別

5. **Bonus Issue** 紅股發行

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

6. **Repurchase of share** 購回股份

Cancellation Date: (dd/mm/yyyy) 註銷日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

7. **Redemption of share** 贖回股份

Redemption Date: (dd/mm/yyyy) 贖回日期 ：（日／月／年）

◉ Ordinary (1) 普通股 (1)
○ Ordinary (2) 普通股 (2)
○ Preference 優先股
○ Other Class 其他類別

8. **Other** 其他

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：

◉ Ordinary (1) 普通股 (1)

（日／月／年）

(Please specify)
（請註明）

◌ Ordinary (2)
普通股 (2)
◌ Preference
優先股
◌ Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：



Authorised Signatory
授權簽署

* Name 姓名: Yeung Cheung Ying
* Title 職銜: Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END